UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2017

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Centennial Airport
13000 Control Tower Road, Suite 217	80112
Englewood, CO
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 1 -

OTHER INFORMATION	- 4 -

INTERIM FINANCIAL STATEMENTS	- 5 -

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report, as well as with our offering statements filed on the Form 1-A dated August 23, 2017. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

On June 8, 2017, we received two deposits of $10,000 each for orders of two aircraft under our Aircraft Reservation Deposit Agreement. These funds are not recorded as revenue until the orders are delivered.

Six-Months Ended June 30, 2017 Compared to Six-Months Ended June 30, 2016. Operating expenses for the six-month period ended June 30, 2017was approximately 63% greater than operating expenses for the period ended June 30, 2016. The principal drivers of the increase in spending came from an increased spending on conceptual design and general and administrative expenses. For instance, conceptual design costs to advance development of the TriFan 600 were increased from $79,317 to $119,673 (an increase of approximately 51%). General and administrative costs were increased from $94,592 to $184,533(an increase of approximately 95%). This increase was the result of bringing on Robert LaBelle as our Chief Executive Officer. Previously, our interim Chief Executive Officer did not receive compensation for his services. We continue to prioritize our conceptual design costs to reach the next phase of development of the TriFan 600.

Interest expense for this time period increased from $13,050 to $15,747 as we continued to rely on loan financing from related parties (discussed below).

As a result, our net loss for the period ended June 30, 2017 was $341,488 as compared to a net loss of $212,739 for the period ended June 30, 2016, an increase of approximately 60%. Our accumulated deficit at June 30, 2017 was $2,450,547.

Liquidity and Capital Resources

June 30, 2017. As of June 30, 2017, we had cash of $21,943 and a working capital deficit of $1,566,879 as compared to cash of $67,326 and a working capital deficit of $1,934,361 at December 31, 2016. Additional current assets include $55,924 held in escrow from the sale of securities under the Regulation A Offering and $18,293 in prepaid expenses and deposits.

For the six months ended June 30, 2017, we funded our operations primarily through the sale of Common Stock to investors under Regulation A. These sales accounted for gross proceeds of $168,970. We also funded operations through the receipt of $85,000 from a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum.

Included in the current liabilities are convertible notes issued to related parties. Of the $860,444 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to this semi-annual report. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $97,268 and bear interest at a rate of 3.0% per annum. The loans with Mr. Pino are included in Exhibits 6.10 and 6.11 to this semi-annual report.

On August 17, 2016, we entered into an agreement with Primary Capital LLC, an investment banking firm. Under the agreement, Primary Capital LLC, will assist the company with the sale of securities in a private offering to institutional and accredited investors for up to $20,000,000 in gross proceeds to the company. As compensation for Primary Capital LLC’s efforts, it will be entitled to industry-consistent retainer and placement fees for any securities sold. As of June 30, 2017, the company has not received any funding through the efforts of Primary Capital LLC.

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the third quarter of 2017 based on our current cash balance and burn rate.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the production of a flying full-scale proof of concept aircraft. It is expected to take approximately 2.0 years to produce the proof of concept aircraft and the company will require $25 million in total funding during this period. Once the proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 6 to 8 years and require at least $400 million in additional funding after completion of the proof of concept.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of its management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $168,970 received from the sale of Common Stock under Regulation A, and $85,000 received from the revolving line-of-credit, we have moved forward in each effort.

In March 2017, Dennis Olcott resigned from his position as Senior VP of Engineering. We have brought on Robert LaBelle as our new Chief Executive Officer.

Assuming the continuation of our existing plan of moving forward with the proof of concept, we will continue our design and development efforts by engaging key supply partners to assist in the creation of the proof of concept aircraft. This aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, transmission and fly-by-wire system. Key milestones for this process will include:

•	Initiate dialogue with vendors of key components of the proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

•	Complete and fly the aircraft

We will develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to begin taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Build and fly a 10% sub scale airplane

•	Attend and exhibit at one major international trade show

•	Receive refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. The company will not be able to use these refundable, escrowed deposits until near the time of FAA certification when the deposits will become non-refundable.

We have not significantly advanced towards those milestones since the initial qualification of our Form 1-A in January 2016. The milestones identified above are based on the assumption of securing $25million in financing. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we received less funding than anticipated in 2016 and through the first six months of 2017from our financing efforts, requiring the company to scale back efforts towards those milestones. As a result, we anticipate we will need to raise additional funds in the next six to twelve months to finance short-term operations and additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe this funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2017 and fiscal year ended December 31, 2016, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2017 and 2016 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2017(Unaudited) and December 31, 2016
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2017(Unaudited) and 2016 (Unaudited)

XTI AIRCRAFT COMPANY

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2017	December 31,
	(Unaudited)	2016

Assets

Current assets
Cash	$21,943	$67,326
Deposits	67,560	67,560
Escrow – Fund America	55,924	59,274
Prepaids	18,293	18,293
Total current assets	163,719	212,453

Non-current assets
Patent, Net	79,745	76,745
Trademarks	7,518	7,518
Total non-current assets	89,263	84,263

Total assets	$250,981	$296,716

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$71,618	$71,212
Accounts payable - related party	486,412	480,781
Customer Deposit	20,000	-
Accrued interest	53,590	37,843
Convertible notes - related party	860,444	860,444
Revolving line-of-credit - related party	189,353	104,353
Warrant liability	136,444	136,444
Total current liabilities	1,817,860	1,691,077

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2017 and December 31, 2016, and 36,597,809 and 36,428,839 shares issued and outstanding, respectively	36,598	36,429
Additional paid-in capital - contribution from stockholder	847,070	678,270
Retained deficit	(2,450,547)	(2,109,060)
Total stockholders’ deficit	(1,566,879)	(1,394,361)

Total liabilities and stockholders’ deficit	$250,981	$296,716

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2017	2016

Operating expenses
Conceptual design	$119,673	$79,317
Sales and marketing	21,535	25,780
General and administrative	184,533	94,592
Total operating expenses	325,741	199,689

Operating loss	(325,741)	(199,689)

Interest expense	(15,747)	(13,050)

Net loss	$(341,488)	$(212,739)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2017	2016

Cash flows from operating activities
Net loss	$(341,488)	$(212,739)
Adjustments to reconcile net loss to net cash used in operating activities
Stock compensation	-	-
Changes in operating assets and liabilities
Deposits	-	-
Patents, Net	(2,998)	-
Prepaids	-	-
Trademark	-	-
Accounts payable	406	231,316
Accounts payable - related party	5,631	(167,354)
Customer Deposit	20,000	-
Accrued interest	15,747	13,050
	38,786	77,012
Net cash used in operating activities	(302,702)	(135,727)

Cash flows from financing activities
Proceeds from convertible notes	-	-
Proceeds from Reg A offering, net	168,970	-
Proceeds held in escrow	3,350	-
Revolving line-of-credit, net	85,000	-
Stockholder contributions	-	144,800
Net cash provided by financing activities	257,320	144,800

Net increase in cash	(45,382)	9,073

Cash - beginning of period	67,326	-

Cash - end of period	$21,943	$9,073

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. This vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since our inception, we have been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. We are considered to be a development stage company since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2017, the Company has cash totaling $21,943, current liabilities totaling $1,681,416, and inception-to-date losses totaling $2,450,547, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, XTI’s plan is to expand its financing plans to include potential additional closings under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date we have not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that we will be able to secure additional debt or equity financing, that we will be able to obtain positive cash flow operations, or that, if we are successful in any of those actions, those actions will produce adequate cash flow to enable us to meet our future obligations. If we are unable to obtain additional debt or equity financing, we may be required to reduce or cease operations. The inability or failure to do so could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2017 and December 31, 2016, $35,505 of patents had been awarded. Amortization expense of $2,000 has been recorded for the six month period ended June 30, 2017. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2017 and 2016, the Company incurred conceptual design cost expenses of $119,673and $79,317, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2017 and 2016, the Company incurred advertising and promotion expenses of $21,535and $25,780, respectively. As of June 30, 2017 and 2016, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2017.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2017 and 2016.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2014, the Company obtained a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $750,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually.

During August 2015, the Company drew the maximum credit line of $750,000 and converted the $750,000 line-of-credit plus accrued interest into a convertible note payable to the stockholder. For additional information on this note, refer to Convertible Notes - Related Party Note 3.

On January 1, 2016, the Company obtained a separate revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. As of June 30, 2017, the balance on the revolving line-of-credit was $189,353.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,176 matures once the Company receives at least $15.0 million in total from investors.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 3 – Convertible Notes – Related Party (continued)

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of June 30, 2017 and December 31, 2016, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion. As of June 30, 2017 and December 31, 2016, the outstanding balance was $97,268.

Note 4 – Stockholders’ Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274to 243 different individual investors. As of June 30, 2017, proceeds of $55,924were held in escrow and recorded as an asset on the balance sheet.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

Note 5 - Related Party Transactions

The Company has a revolving line-of-credit with a stockholder, for additional detail on this revolver, refer to Note 2.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 5 - Related Party Transactions (continued)

In August 2015, a previous revolving line-of-credit agreement was superseded and replaced by a convertible note agreement, for additional detail of this line-of credit, refer to Note 3.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

In 2015, the Company entered into a convertible note with a stockholder, consultant, and Board member of the Company. For additional detail on this convertible note, refer to Note 3.

One of the Company’s previous engineering officers and Board members, and one of its current stockholders owns an engineering practice that conducted business with the Company. For the six months ended June 30, 2017 and 2016, the Company paid this vendor $20,000 and $0, respectively. The Company owed this vendor $141,215 and $161,215 as of June 30, 2017 and December 31, 2016, respectively.

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2017 and 2016, the Company paid this vendor $18,722 and $0, respectively. The Company owed this vendor $42,100 and $48,420 as of June 30, 2017 and December 31, 2016, respectively.

The Company also performs legal work with another consultant and stockholder’s firm. For the six months ended June 30, 2017 and 2016, the Company paid this vendor $0 and $76,500, respectively. The Company owed this vendor $271,146 as of June 30, 2017 and December 31, 2016.

The Company conducts business with one of the Company’s officers and Board members who currently serves as the Company’s CEO. For the six months ended June 30, 2017 and 2016, the Company paid this vendor $0 and $109,076, respectively. The Company owed this vendor $31,951 and $0 as of June 30, 2017 and December 31, 2016.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 6–Subsequent Events

The Company filed a Form 1-A POS with the Securities and Exchange Commission (“SEC”) in order to continue an offering of common stock of up to $20 million. This offering was qualified by the SEC on August 24, 2017.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (18)

_____________________________

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By /s/ Robert J. LaBelle
Chief Executive Officer

Date: September 27, 2017

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert J. Labelle
Robert J. LaBelle, Chief Executive Officer
Date: September 27, 2017

/s/ David E. Brody
David E. Brody, Chairman of the Board
Date: September 27, 2017

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer
Date: September 27, 2017

/s/ Charles Johnson
Charles Johnson, Director
Date: September 27, 2017